Exhibit 99.1

ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, British Columbia V6C 2B5

Item 2.
Date of Material Change

May 13, 2019

Item 3.
News Release

Three news releases were disseminated via Global Newswire, and filed on SEDAR, on May 13, 2019.

Item 4.
Summary of Material Change

The Company announced that it has received commitments from a syndicate of lenders for a US$450 million Senior Secured Credit Facility (the “Facility”). The Facility consists of a US$200 million term loan (the “Term Loan”) and a US$250 million revolving credit facility (the “RCF”). The Facility will replace the existing revolving credit facility established by HSBC Bank Canada and certain other lenders, and is subject to completion of customary closing conditions, with expected completion of conditions precedent on or prior to the end of Q2 2019.

The Company also announced that it intends to offer up to US$300 million aggregate principal amount of senior secured second lien notes due 2024 (the “Notes”), subject to market and other conditions. The interest rate and other terms of the Notes will be determined based on prevailing market conditions.

Subsequent to the announcement of the Facility and the launch of the Notes offering, the Company announced that it and its syndicate of lenders have now fully executed the amended and restated senior secured credit agreement in respect of the Facility. All terms of the Facility remain as outlined in the Company’s prior press release, and completion of conditions precedent is expected on or prior to the completion of the Company’s senior secured second-lien notes announced earlier today.

Item 5.
Full Description of Material Change

The Company announced that it has received commitments from a syndicate of lenders for the Facility. The Facility consists of the Term Loan and the RCF. The Facility will replace the existing revolving credit facility established by HSBC Bank Canada and certain other lenders, and is subject to completion of customary closing conditions, with expected completion of conditions precedent on or prior to the end of Q2 2019.

Eldorado has received commitments for the Facility from HSBC, Bank of Montreal, National Bank of Canada, BNP Paribas, Bank of America N.A. Canada Branch, Export Development Canada, and Ressources Québec Inc. The Joint Lead Arrangers for the Facility were HSBC, BMO Capital Markets and National Bank Financial Markets.

Term Loan and Revolving Credit Facility

The Company has outstanding approximately US$71 million in letters of credit issued to secure certain obligations in connection with its operations, which, for the purposes of the Facility, are deemed to be outstanding under the Facility.

Table 1: Key terms of the Facility

	Term Loan	Revolving Credit Facility (RCF)
Amount	US$200 million	US$250 million
Type	Senior, secured, and to be fully drawn at closing	Senior, secured, revolving, and a portion to be deemed outstanding at closing
Purpose	Together with other proceeds, to redeem the 6.125% Senior Notes due 2020	General corporate, working capital and capital expenditures
Repayments	Six equal semi-annual payments from June 30, 2020	Outstanding amounts due four years from closing
Interest	LIBOR plus margin of 2.25% - 3.25%

The Company also announced that it intends to offer up to US$300 million aggregate principal amount of senior secured second lien notes due 2024 (the “Notes”), subject to market and other conditions. The interest rate and other terms of the Notes will be determined based on prevailing market conditions.

Eldorado intends to use the net proceeds of the Notes, together with Term Loan proceeds incurred under a new Facility to be entered into in connection with the offering of the Notes and cash on hand, to redeem its US$600 million 6.125% Senior Notes due December 2020 and to pay fees and expenses in connection with the forgoing.

The Notes have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state and may not be offered or sold absent registration under the Securities Act or an applicable exemption from the registration requirements thereof. The Notes will be offered and sold only to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the Securities Act and to certain “non-U.S. persons” outside the United States in reliance on Regulation S under the Securities Act and in each case pursuant to available prospectus exemptions from securities laws of British Columbia. The Notes will be offered and sold outside of the US (including in Canada) on a private placement basis pursuant to certain exemptions from applicable securities laws.

The news release issued in connection with the Notes does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction or an exemption therefrom. This press release was issued pursuant to and in accordance with Rule 135c under the Securities Act.

Subsequent to the announcement of the Facility and the launch of the Notes offering, the Company announced that it and its syndicate of lenders have now fully executed the amended and restated senior secured credit agreement in respect of the Facility. All terms of the Facility remain as outlined in the Company’s prior press release, and completion of conditions precedent is expected on or prior to the completion of the Company’s senior secured second-lien notes announced earlier today.

With the expected increase in free cash flow from Kisladag from the resumption of heap leaching and Lamaque now in commercial production, the Company expects to use such cash flow in part to repay the Term Loan in full.

This report contains forward looking statements and forward looking information within the meaning of applicable Canadian and U.S. securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the completion of the transactions in connection with the new Senior Secured Credit Facility and note offering.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the need to negotiate and execute a [credit agreement] and related documents; the need for continued cooperation of the lenders; gold price volatility; the need to obtain any required consents and related documents, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company's Annual Information Form & Form 40-F dated March 29, 2019.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Item 6.
Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.
Omitted Information

Not applicable.

Item 8.
Executive Officer

Name of Executive Officer:	Tim Garvin Executive Vice President and General Counsel
Telephone number:	(604) 601 6692

Item 9.
Date of Report

May 17, 2019